Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2015 AND DECEMBER 31, 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	March 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$199,770	$202,107
Restricted cash	10,057	12,334
Accounts receivable, net	47,035	42,047
Due from related companies (Note 2)	1,960	1,895
Advances and other	11,264	10,629
Inventories	16,805	15,941
Prepaid insurance and other	1,841	2,403
Current portion of financial instruments-Fair value (Notes 6, 11)	1,885	2,443

Total current assets	290,617	289,799

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6, 11)	194	—
FIXED ASSETS (Note 3)
Advances for vessels under construction	231,793	188,954
Vessels	2,835,305	2,834,289
Accumulated depreciation	(659,789)	(635,135)

Vessels’ Net Book Value	2,175,516	2,199,154

Total fixed assets	2,407,309	2,388,108

DEFERRED CHARGES, net (Note 4)	19,423	20,190

Total assets	$2,718,543	$2,699,097

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$280,792	$228,492
Payables	34,557	33,052
Due to related companies (Note 2)	6,827	10,136
Dividends payable	5,084	5,083
Accrued liabilities	29,920	25,188
Unearned revenue	8,348	9,897
Current portion of financial instruments - Fair value (Note 6, 11)	13,520	15,434

Total current liabilities	379,048	327,282

LONG-TERM DEBT, net of current portion (Note 5)	1,128,571	1,189,844

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6, 11)	5,337	4,059

STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C preferred Shares issued and outstanding at March 31, 2015 and December 31, 2014.	4,000	4,000
Common stock, $ 1.00 par value; 185,000,000 shares authorized at March 31, 2015 and December 31, 2014; 84,712,295 issued and outstanding at March 31, 2015 and December 31, 2014 respectively.	84,712	84,712
Additional paid-in capital	650,536	650,536
Accumulated other comprehensive loss	(12,681)	(10,290)
Retained earnings	467,653	437,565

Total Tsakos Energy Navigation Limited stockholders’ equity	1,194,220	1,166,523
Noncontrolling Interest	11,367	11,389

Total stockholders’ equity	1,205,587	1,177,912

Total liabilities and stockholders’ equity	$2,718,543	$2,699,097

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended March 31
	2015	2014
VOYAGE REVENUES:	$148,867	$130,288
EXPENSES:
Voyage expenses	34,550	39,008
Vessel operating expenses	35,979	36,500
Depreciation and amortization of deferred dry-docking costs	26,088	24,855
General and administrative expenses	6,554	5,427

Total expenses	103,171	105,790

Operating income	45,696	24,498

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(8,487)	(9,526)
Interest income	53	46
Other, net	(3)	(520)

Total other expenses, net	(8,437)	(10,000)

Net income	37,259	14,498
Less: Net loss attributable to the noncontrolling interest	22	69

Net income attributable to Tsakos Energy Navigation Limited	$37,281	$14,567

Effect of preferred dividends	(2,109)	(2,109)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	35,172	12,458

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.42	$0.19

Weighted average number of shares, basic and diluted	84,712,295	66,644,613

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2015	2014
Net income	$37,259	$14,498

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized loss on interest rate swaps, net	(2,391)	(679)
Amortization of deferred loss on dedesignated financial instruments	—	154

Total unrealized losses from hedging financial instruments	(2,391)	(525)

Comprehensive income	34,868	13,973

Less: comprehensive loss attributable to the noncontrolling interest	22	69

Comprehensive income attributable to Tsakos Energy Navigation Limited	$34,890	$14,042

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2014	$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663
Net income/(loss)				14,567		14,567	(69)	14,498
- Issuance of common stock		12,995	69,376			82,371		82,371
- Issuance of common stock under distribution agency agreement		1,078	6,046			7,124		7,124
- Cash dividends declared ($0.05 per share)				(3,602)		(3,602)		(3,602)
- Dividends paid on Series B preferred shares				(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares				(1,477)		(1,477)		(1,477)
- Other comprehensive income (loss)					(525)	(525)		(525)

BALANCE March 31, 2014	$4,000	$72,042	$576,159	$439,036	$(7,314)	$1,083,923	$11,129	$1,095,052
BALANCE, January 1, 2015	$4,000	$84,712	$650,536	$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912
Net income/(loss)				37,281		37,281	(22)	37,259
- Common dividends declared ($0.06 per share)				(5,084)		(5,084)		(5,084)
- Dividends paid on Series B preferred shares				(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares				(1,109)		(1,109)		(1,109)
- Other comprehensive income (loss)					(2,391)	(2,391)		(2,391)

BALANCE March 31, 2015	$4,000	$84,712	$650,536	$467,653	$(12,681)	$1,194,220	$11,367	$1,205,587

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2015	2014
Cash Flows from Operating Activities:
Net income	$37,259	$14,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred dry-docking costs	26,088	24,855
Amortization of loan fees	294	313
Change in fair value of derivative instruments	(2,702)	(418)
Payments for dry-docking	(915)	(1,388)
(Increase) Decrease in:
Receivables	(5,688)	(7,374)
Inventories	(864)	1,239
Prepaid insurance and other	562	13
Increase (Decrease) in:
Payables	(1,804)	(10,188)
Accrued liabilities	4,732	1,820
Unearned revenue	(1,549)	(4,607)

Net Cash provided by Operating Activities	55,413	18,763

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(42,839)	(47,188)
Vessel acquisitions and/or improvements	(1,016)	(426)

Net Cash used in Investing Activities	(43,855)	(47,614)

Cash Flows from Financing Activities:
Proceeds from long-term debt	20,960	—
Financing costs	(6)	(44)
Payments of long-term debt	(29,933)	(25,902)
Decrease in restricted cash	2,277	1,873
Proceeds from stock issuance program, net	—	89,495
Cash dividends	(7,193)	(2,477)

Net Cash (used in)/provided by Financing Activities	(13,895)	62,945

Net (decrease)/increase in cash and cash equivalents	(2,337)	34,094
Cash and cash equivalents at beginning of period	202,107	162,237

Cash and cash equivalents at end of period	$199,770	$196,331

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The consolidated balance sheet as of December 31, 2014 has been derived from the audited financial statements included in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2015 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report.

New accounting pronouncements

(a)	Consolidation: In February 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-02-Consolidation. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. Management believes that this standard will not have a material effect on the Company’s financial position.

(b)	Debt Issuance costs: In April 2015, the FASB issued ASU No. 205-03-Interest-Imputation of Interest, to simplify the presentation of debt issuance costs. The amendments in this Update would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. Management believes that this standard will not have a material effect on the Company’s financial position.

(c)	Fair Value Measurement: In May 2015, the FASB issued ASU No. 2015-07-Fair Value Measurement, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using net asset value per share of the investment. Management believes that this standard will not have a material effect on the Company’s financial position.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended March 31,
	2015	2014
Tsakos Shipping and Trading S.A. (commissions)	1,867	1,841
Tsakos Energy Management Limited (management fees)	4,040	3,878
Tsakos Columbia Shipmanagement S.A.	550	336
Argosy Insurance Company Limited	2,396	2,333
AirMania Travel S.A.	1,041	1,034

Total expenses with related parties	9,894	9,422

Balances due from and to related parties are as follows:

	March 31, 2015	December 31, 2014
Due from related parties
Tsakos Columbia Shipmanagement Ltd.	1,960	1,895

Total due from related parties	1,960	1,895

Due to related parties
Tsakos Shipping and Trading S.A.	1,447	881
Tsakos Energy Management Limited	81	93
Argosy Insurance Company Limited	4,828	8,766
AirMania Travel S.A.	471	396

Total due to related parties	6,827	10,136

There is also at March 31, 2015 an amount of $262 ($875 at December 31, 2014) due to Tsakos Shipping and Trading S.A. and $265 ($379 at December 31, 2014) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In the first quarter of 2015 and 2014 monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis are $20.4 and for the LNG carrier $35.8, of which $10.0 is paid to the Management Company and $25.8 to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed to $35.0, per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month, of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month, of which, $12.0 are paid to a third party manager. In addition to the Management fee, the Management agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In the first quarter of 2015 an award of $1,142 was granted to the Management Company and is included in General and Administrative expenses in the accompanying Consolidated Statement of Operations. No such award was granted in the first quarter of 2014.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at March 31, 2015 to pay the Management Company an amount of approximately $174,228, calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at March 31, 2015, are:

Year	Amount
April to December 2015	14,508
2016	19,404
2017	20,111
2018	20,332
2019	20,332
2020 to 2025	111,826

206,513

Management fees for vessels are included in General and Administrative expenses in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. These fees in total amounted to $755 and $367 during the three months ended March 31, 2015 and 2014, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first quarter of 2015 and 2014 there were no sales or purchases of vessels. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first quarter of 2015 no such fee was charged. In the first quarter of 2014, $209 in aggregate was charged for supervision fees on the DP2 shuttle tankers Rio 2016 and Brasil 2014.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

There were no vessel acquisitions in the first quarter of 2015 and 2014

Sales

There were no vessel sales in the first quarters of 2015 and 2014.

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,351 and $13,830, at March 31, 2015 and December 31, 2014, respectively, and loan fees, net of accumulated amortization, amounted to $6,072 and $6,360 at March 31, 2015 and December 31, 2014, respectively. Amortization of deferred dry-docking costs was $1,395 during the first quarter of 2015 and $1,262 during the first quarter of 2014 and is included in the depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

5.	Long –Term Debt

Facility	March 31, 2015	December 31, 2014
(a) Credit Facilities	717,577	732,130
(b) Term Bank Loans	691,786	686,206

Total	1,409,363	1,418,336
Less – current portion	(280,792)	(228,492)

Long-term portion	1,128,571	1,189,844

(a)	Credit facilities

As at March 31, 2015, the Company had six open revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At March 31, 2015 there was no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2015, interest on these facilities ranged from 0.94% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2015 amounted to $691,786. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between February 2016 and April 2024. Interest rates on the outstanding loans as at March 31, 2015, are based on LIBOR plus a spread. At March 31, 2015, interest on these term bank loans ranged from 1.75% to 3.95%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2015	2.22%
Three months ended March 31, 2014	2.44%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $80,145 at March 31, 2015 and $79,563 at December 31, 2014, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250 and two other loan agreements a monthly pro rata transfer to a retention account of any principal due but unpaid.

As at March 31, 2015 and December 31, 2014, the Company and its wholly and majority owned subsidiaries were compliant with the original financial covenants in its loan agreements, including the leverage ratio and the value-to-loan requirements and all other terms and covenants, except in the case of the value-to-loan requirements in one of its loan agreements with an outstanding balance of $30,400 as of March 31, 2015 ($31,700 as of December 31, 2014). The value-to-loan ratio will be satisfied with the repayment of the next two scheduled semi-annual installments, on August 4, 2015 and February 4, 2016 respectively and therefore, no additional amount has been reclassified in the current liabilities at March 31, 2015.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of March 31, 2015, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $98,488 ($49,817 deficit at December 31, 2014). The deficit is due to two loan facilities which are reaching their maturity in December 2015 amounting to $107,215 in total and the loan balance of $52,195 relating to the pre-delivery financing of the LNG carrier Maria Energy, which is falling due in the first quarter of 2016. However, on April 22, 2015 the Company raised $82,480 on a public offering of its 8.75% Series D Cumulative Perpetual Preferred Shares, net of underwriters commission (Note 12 (c)). Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to, the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales, etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after March 31, 2015, are as follows:

Period/Year	Amount
April to December 2015	198,558
2016	281,891
2017	188,313
2018	305,713
2019	159,459
2020 and thereafter	275,429

1,409,363

6.	Interest and Finance Costs, net

	March 31, 2015	March 31, 2014
Interest expense	7,728	8,847
Less: Interest capitalized	(628)	(532)

Interest expense, net	7,100	8,315
Interest swap cash settlements non-hedging	—	1,262
Bunkers swap cash settlements	2,983	(14)
Amortization of loan fees	294	313
Bank charges	37	77
Finance project costs expensed	859	—
Amortization of deferred loss on termination of financial instruments	—	154
Change in fair value of non-hedging financial instruments	(2,786)	(581)

Net total	8,487	9,526

At March 31, 2015, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $300,431 maturing from March 2016 through March 2021, on which it pays fixed rates averaging 3.36% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At March 31, 2015, the Company held six of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating $247,681. The fair value of such financial instruments as at March 31, 2015 and December 31, 2014 in aggregate amounted to $9,560 (negative) and $7,046 (negative), respectively. The estimated net amount of cash flow hedge losses at March 31, 2015 that is estimated to be reclassified into earnings within the next twelve months is $3,750.

At March 31, 2015 and December 31, 2014, the Company held one interest rate swap, that did not meet hedge accounting criteria. As such, the changes in its fair value during the quarters ended March 31, 2015 and 2014 have been included in change in fair value of non-hedging financial instruments in the table above and amounted to $64 (negative) and $710 (positive), respectively.

During 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows were deemed probable of occurring (nil at March 31, 2015), was being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continued. The amount of such loss amortized during the first quarter of 2015 was nil, and $154 during the first quarter of 2014.

At March 31, 2015 and December 31, 2014, the Company had five and seven bunker swap agreements respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as at March 31, 2015 and December 31, 2014 was $6,014 (negative) and $9,228 (negative), respectively. The changes in their fair values during the first quarter of 2015 and 2014 amounting to $3,215 (positive) and $129 (negative) respectively, have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria. At March 31, 2015 and December 31, 2014, the Company held three bunker put option agreements in order to reduce the losses of the bunker swap agreements previously entered into. The value of those put options at March 31, 2015 was $1,764 (positive) and at December 31, 2014 $2,443 (positive). The change in their fair value in the first quarter of 2015 was $679 (negative). In the first quarter of 2015 the Company entered into two Call option agreements for the same reasons as for the put options. The premium paid for the Call option was $314 and it equals their fair market value at March 31, 2015.

7.	Stockholders’ Equity

On January 30, 2015, the Company paid dividends of $0.50 per share, $1,000 in total, on its 8.00% Series B Preferred Shares and $0.5547 per share, $1,109 in total, on its 8.875% Series C Preferred Shares. On January 30, 2014, the Company paid dividends of $0.50 per share, $1,000 in total, on its 8% Series B Preferred Shares and $0.73958 per share, $1,477 in total, on its 8.875% Series C Preferred Shares.

On February 19, 2015 the Company paid dividends of $0.06 per share of common stock outstanding, which were declared in November 2014. On March 19, 2015, the Company declared dividends of $0.06 per share of common stock outstanding, which were paid on May 28, 2015 to shareholders of record as of May 21, 2015 (Note 12). During the three-month period ended March 31, 2014 the Company declared dividends of $0.05 per share of common stock which were paid on May 22, 2014.

8.	Accumulated other comprehensive loss

In the first quarter of 2015, accumulated other comprehensive loss increased with unrealized losses of $2,391, which resulted from changes in the fair value of financial instruments. In the first quarter of 2014, accumulated other comprehensive loss increased with unrealized losses of $525, of which $679 resulted from changes in fair value of financial instruments and $154 related to losses which were amortized to income on the de-designation of one interest rate swap.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended March 31, 2015	Three months ended March 31, 2014
Numerator:

Net income attributable to Tsakos Energy Navigation Limited	37,281	14,567
Preferred share dividends Series B	(1,000)	(1,000)
Preferred share dividends Series C	(1,109)	(1,109)

Net income attributable to common stockholders	35,172	12,458

Denominator:
Weighted average common shares outstanding	84,712,295	66,644,613

Basic and diluted earnings per common share	$0.42	$0.19

10.	Commitments and Contingencies

At March 31, 2015 the Company had under construction nine aframax tankers, two LR1 product tankers, one shuttle tanker and one LNG carrier. The total contracted amount remaining to be paid for the thirteen vessels under construction, plus the extra costs agreed as at March 31, 2015 was $670,323. Scheduled remaining payments as at March 31, 2015 were $78,484 in the remaining 2015, $377,701 in 2016 and 214,138 in 2017.

At March 31, 2015, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at March 31, 2015, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
April to December 2015	135,894
2016	125,110
2017	149,951
2018	156,001
2019 to 2028	803,810

Minimum charter payments	1,370,766

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $37,961, as compared to its carrying amount of $38,846. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at March 31, 2015 and December 31, 2014 are as follows:

	Carrying Amount March 31, 2015	Fair Value March 31, 2015	Carrying Amount December 31, 2014	Fair Value December 31, 2014
Financial assets/(liabilities)
Cash and cash equivalents	199,770	199,770	202,107	202,107
Restricted cash	10,057	10,057	12,334	12,334
Investments	1,000	1,000	1,000	1,000
Debt	(1,409,363)	(1,408,478)	(1,418,336)	(1,417,430)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,290	3,547
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	5,270	3,499

	Subtotal	—	—	9,560	7,046

		Asset Derivatives		Liability Derivatives
		March 31, 2014	December 31, 2014	March 31, 2015	December 31, 2014
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	3,216	2,659
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	67	560
Bunker swaps	Current portion of financial instruments-Fair value	—	—	6,014	9,228
Bunker put options	Current portion of financial instruments-Fair value	1,764	2,443	—	—
Bunker call options	Current portion of financial instruments-Fair value	121	—	—	—
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	194	—	—	—

	Subtotal	2,079	2,443	9,297	12,447

	Total derivatives	2,079	2,443	18,857	19,493

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
		Amount Three months ended March 31,
Derivative		2015	2014
Interest rate swaps		(3,202)	(1,471)

Total		(3,202)	(1,471)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
		Amount Three months ended March 31,
Derivative	Location	2015	2014
Interest rate swaps	Depreciation expense	(38)	(38)
Interest rate swaps	Interest and finance costs, net	(773)	(907)

Total		(811)	(945)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of March 31, 2015 and December 31, 2014 was $12,681 and $10,290 respectively.

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Operations

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Operations
		Amount Three months ended March 31,
Derivative	Location	2015	2014
Interest rate swaps	Interest and finance costs, net	(64)	(553)
Bunker swaps	Interest and finance costs, net	(343)	(115)
Bunker put options	Interest and finance costs, net	210	—
Bunker call options	Interest and finance costs, net	—	—

Total		(197)	(668)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of March 31, 2015 and December 31, 2014 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	March 31, 2015	December 31, 2014
Interest rate swaps	(12,843)	(10,265)
Bunker swaps	(6,014)	(9,228)
Bunker put options	1,764	2,443
Bunker call options	315	—

	(16,778)	(17,050)

12.	Subsequent Events

(a)	On April 7, 2015, the Company drew down $5,122 for the pre-delivery financing of one aframax tanker under construction. This amount was paid to the yard the same date.

(b)	On April 16, 2015, the Company announced a dividend of $0.50 per share on its 8% Series B Preferred shares payable on April 30, 2015 to shareholders of record as of April 29, 2015. On the same day the Company also announced a dividend of $0.55469 per share on its 8.875% Series C Preferred Shares payable on April 30, 2015 to shareholders of record as of April 27, 2015.

(c)	On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $82,480, net of underwrites discount.

(d)	On April 22, 2015, the Company drew down $7,038 for the pre-delivery financing of its second LR1 panamax tanker under construction. This amount was paid to the yard the same date.

(e)	On April 23, 2015, the Company drew down $7,038 for the pre-delivery financing of the first LR1 panamax tanker under construction. This amount was paid to the yard the same date.

(f)	On May 22, 2015, the Company declared a dividend of $0.06 per share of common stock outstanding, to be paid on September 10, 2015 to shareholders of record as of September 3, 2015.

(g)	On May 26, 2015, the Company drew down $9,800 for the pre-delivery financing of the shuttle tanker under construction. This amount was paid to the yard the same date.

(h)	On May 28, 2015, the Company paid the dividend of $0.06 per common share, or $5,083 in total, to common shareholders of record as of May 21, 2015, declared on March 19, 2015.